Press Release
[Graphic omitted] Ahold
                                                       Royal Ahold
                                                       Corporate Communications



                                                Date:  October 14, 2003
                                For more information:  +31 75 659 57 20





Ahold appoints Lawrence S. Benjamin as
Chief Executive Officer at U.S. Foodservice

Zaandam, The Netherlands, October 14, 2003 -- The Ahold Corporate Executive Board has appointed Lawrence S. Benjamin as Chief Executive Officer at U.S. Foodservice, effective November 1, 2003. Interim CEO Robert Tobin will work with Benjamin during the transition, ensuring continuity in the operations and governance of the company until Benjamin outlines his strategic plan for the company and addresses any changes in other senior leadership positions at the company.

Benjamin joins U.S. Foodservice from the NutraSweet Company in Chicago, Illinois, where he currently serves as Chief Executive Officer. He has held various executive positions in the food industry, including consecutively serving as President & CEO at Stella Foods (1994 - 1997) and Specialty Foods Corporation (1997 - 2001), both holdings of Oak Hill Capital Management. Prior to working with Oak Hill, he held several executive positions at different divisions of Kraft Foods.

An advisory board will be installed at U.S. Foodservice to oversee the required changes in controls systems and to ensure the implementation of solid corporate governance principles throughout the entire company. This advisory board -- comprised of Ahold President & CEO Anders Moberg, Ahold CFO Hannu Ryopponen, Chief Corporate Governance Counsel Peter Wakkie, Corporate Executive Board member William Grize and Supervisory Board member Robert Tobin -- will work closely with the Ahold Corporate Executive Board. Additionally, two external members with extensive industry and business experience will be identified in due course.

Commenting on the appointment, Anders Moberg said: 'We are extremely pleased that Larry has decided to join the company. He has an excellent reputation for turning around and rebuilding companies in crisis and has successfully directed important recovery processes. Recently the focus of U.S. Foodservice has necessarily been on cleaning up the business. Larry's leadership and background perfectly complement our strategy for U.S. Foodservice. With the active support of the advisory board, Larry will play a key role in rebuilding and maximizing the value of the company.'



                                                  Albert Heijnweg 1 Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
                                                  Fax:    +31 (0)75 659 8302
http://www.ahold.com                                                         1/2
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Ahold Corporate Communications:  +31.75.659.57.20
In the U.S., please call Dan Sweet of Weber Shandwick at (202) 585-2819

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